Brookfield Renewable Energy Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

AS AT MARCH 31, 2015 AND 2014 AND

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Mar 31	Dec 31
(MILLIONS)	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents		$196	$150
Restricted cash		199	232
Trade receivables and other current assets		225	201
Financial instrument assets	4	66	48
Due from related parties		36	63
		722	694
Financial instrument assets	4	24	18
Equity-accounted investments	6	256	273
Property, plant and equipment, at fair value	7	18,361	18,566
Deferred income tax assets	10	147	142
Other long-term assets		175	156
		$19,685	$19,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$299	$253
Financial instrument liabilities	4	93	99
Due to related parties		71	79
Current portion of long-term debt	9	417	256
		880	687
Financial instrument liabilities	4	124	75
Long-term debt and credit facilities	9	7,417	7,422
Deferred income tax liabilities	10	2,547	2,637
Other long-term liabilities		162	147
		11,130	10,968
Equity
Non-controlling interests
Preferred equity	11	667	728
Participating non-controlling interests - in operating
subsidiaries	11	2,323	2,062
General partnership interest in a holding subsidiary
held by Brookfield	11	54	59
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	2,617	2,865
Limited partners' equity	12	2,894	3,167
		8,555	8,881
		$19,685	$19,849

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
THREE MONTHS ENDED MARCH 31	Notes	2015	2014
(MILLIONS, EXCEPT AS NOTED)
Revenues	5	$441	$480
Other income		27	3
Direct operating costs		(134)	(130)
Management service costs	5	(14)	(11)
Interest expense – borrowings	9	(105)	(101)
Share of earnings from equity-accounted investments	6	3	1
Unrealized financial instruments loss	4	(8)	-
Depreciation	7	(158)	(126)
Other		(2)	19
Income before income taxes		50	135
Income tax recovery (expense)
Current	10	(5)	(8)
Deferred	10	6	(2)
		1	(10)
Net income		$51	$125
Net income attributable to:
Non-controlling interests
Preferred equity	11	$8	$9
Participating non-controlling interests - in operating subsidiaries	11	14	40
General partnership interest in a holding subsidiary held by Brookfield	11	-	1
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	14	37
Limited partners' equity	12	15	38
		$51	$125
Basic and diluted earnings per LP Unit		$0.10	$0.29

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

UNAUDITED	Notes	2015	2014
THREE MONTHS ENDED MARCH 31
(MILLIONS)
Net income		$51	$125
Other comprehensive loss that may be reclassified to
net income
Financial instruments designated as cash-flow hedges
Losses arising during the year	4	(48)	(36)
Reclassification adjustments for amounts recognized in
net income	4	(7)	8
Foreign currency translation		(508)	(14)
Deferred income taxes on above items	10	4	5
Total items that may be reclassified subsequently to net income		(559)	(37)
Other comprehensive loss		(559)	(37)
Comprehensive (loss) income		$(508)	$88
Comprehensive (loss) income attributable to:
Non-controlling interests
Preferred equity	11	$(53)	$(21)
Participating non-controlling interests - in operating subsidiaries	11	(47)	40
General partnership interest in a holding subsidiary held by Brookfield	11	(4)	1
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	11	(191)	34
Limited partners' equity	12	(213)	34
		$(508)	$88

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
				Actuarial					partnership	interests - in a
				(losses)				Participating	interest in	holding subsidiary
				gains on		Total		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED MARCH 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	38	-	-	-	-	38	9	40	1	37	125
Other comprehensive (loss) income	-	5	-	-	(9)	(4)	(30)	-	-	(3)	(37)
Capital contributions (Note 11)	-	-	-	-	-	-	-	245	-	-	245
Distributions or dividends declared	(51)	-	-	-	-	(51)	(9)	(17)	(2)	(50)	(129)
Other	2	-	(2)	-	-	-	-	-	1	-	1
Change in period	(11)	5	(2)	-	(9)	(17)	(30)	268	-	(16)	205
Balance, as at March 31, 2014	$(348)	$(78)	$3,158	$(7)	$(16)	$2,709	$766	$1,571	$54	$2,641	$7,741

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$728	$2,062	$59	$2,865	$8,881
Net income	15	-	-	-	-	15	8	14	-	14	51
Other comprehensive loss	-	(217)	-	-	(11)	(228)	(61)	(61)	(4)	(205)	(559)
Capital contributions (Note 11)	-	-	-	-	-	-	-	330	-	-	330
Distributions or dividends declared	(61)	-	-	-	-	(61)	(8)	(35)	(3)	(55)	(162)
Distribution reinvestment plan	1	-	-	-	-	1	-	-	-	-	1
Other (Note 3)	-	-	-	-	-	-	-	13	2	(2)	13
Change in period	(45)	(217)	-	-	(11)	(273)	(61)	261	(5)	(248)	(326)
Balance, as at March 31, 2015	$(286)	$(458)	$3,685	$(9)	$(38)	$2,894	$667	$2,323	$54	$2,617	$8,555

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
THREE MONTHS ENDED MARCH 31	Notes	2015	2014
(MILLIONS)
Operating activities
Net income		$51	$125
Adjustments for the following non-cash items:
Depreciation	7	158	126
Unrealized financial instrument loss	4	8	-
Share of earnings from equity accounted investments	6	(3)	(1)
Deferred income tax (recovery) expense	10	(6)	2
Other non-cash items		9	(8)
Dividends received from equity-accounted investments	6	8	6
Changes in due to or from related parties		14	40
Net change in working capital balances		(7)	(18)
		232	272
Financing activities
Long-term debt - borrowings	9	521	581
Long-term debt - repayments	9	(317)	(296)
Capital contributions from participating non-controlling interests -
in operating subsidiaries	11	330	245
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries and preferred equity	11	(44)	(26)
To unitholders of Brookfield Renewable or BRELP	12	(115)	(164)
		375	340
Investing activities
Acquisitions	3	(528)	(540)
Investment in:
Sustaining capital expenditures	7	(15)	(11)
Development and construction of renewable power
generating assets	7	(21)	(11)
Investment in securities		(16)	-
Restricted cash and other		28	(26)
		(552)	(588)
Foreign exchange loss on cash		(9)	-
Cash and cash equivalents
Increase		46	24
Balance, beginning of period		150	203
Balance, end of period		$196	$227
Supplemental cash flow information:
Interest paid		$59	$51
Interest received		4	3
Income taxes paid		10	14

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Latin America and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as Brookfield in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2014.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2014 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on May 6, 2015.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) Future changes in accounting policies

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the December 31, 2014 audited consolidated financial statements.

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

Portugal Wind Portfolio

In February 2015, Brookfield Renewable acquired two wind facilities in Portugal (“Portugal Wind”) with an aggregate capacity of 123 MW, and expected to generate 260 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest. Total consideration of €65 million ($71 million) included cash paid on closing of €58 million ($63 million), post-closing adjustments, and deferred consideration.

Brazil Portfolio

In March 2015, Brookfield Renewable completed the acquisition of a 313 MW operating renewable power generation portfolio in Brazil (“Brazil Portfolio”), comprising of 43 MW of hydroelectric, 150 MW of wind and 120 MW of biomass generating capacity and a 55 MW biomass development project. The operating portfolio is expected to generate 1,264 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest. Total consideration of R$1,678 million ($525 million) included cash paid of R$1,546 million ($484 million) and deferred consideration. The acquisition costs of $2 million were expensed as incurred.

Voting Agreements

In March 2015, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries (and their managing members) related to Brookfield Infrastructure Fund II (the “BIF II Entities”) which are co-investors along with a subsidiary of Brookfield Renewable in Brazilian entities (the “FIPs”) which hold the Brazil Portfolio power generating operations. Pursuant to these voting agreements, the BIF II Entities agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the manager of the jointly-owned FIPs.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

Purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil	Portugal	Total
Cash and cash equivalents	$19	$-	$19
Restricted cash	16	5	21
Trade receivables and other current assets	10	3	13
Property, plant and equipment, at fair value	708	209	917
Current liabilities	(18)	(19)	(37)
Long-term debt	(197)	(111)	(308)
Other long-term liabilities	-	(16)	(16)
Non-controlling interests	(13)	-	(13)
Net assets acquired	$525	$71	$596

During the three months ended March 31, 2015, the purchase price allocations for the acquisitions completed during the three months ended March 31, 2014 were finalized. No material changes to the provisional purchase price allocations disclosed in the December 31, 2014 audited consolidated financial statements in respect of the acquisitions had to be considered.

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

4.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2014 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2015				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	2015	2014
Assets measured at fair value:
Cash and cash equivalents	$196	$-	$-	$196	$150
Restricted cash(1)	290	-	-	290	313
Financial instrument assets(1)
Energy derivative contracts	-	21	-	21	31
Foreign exchange swaps	-	69	-	69	35
Available-for-sale investments(2)	43	-	-	43	31
Property, plant and equipment	-	-	18,361	18,361	18,566
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	-	(1)	-	(1)	-
Interest rate swaps	-	(216)	-	(216)	(170)
Foreign exchange swaps	-	-	-	-	(4)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(8,697)	-	(8,697)	(8,434)
Total	$529	$(8,824)	$18,361	$10,066	$10,518

(1)       Includes both the current and long-term amounts.

(2)       Available-for-sale investments represent investment in securities.

There were no transfers between levels during the three months ended March 31, 2015.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Mar 31, 2015			Dec 31, 2014
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$21	$1	$(20)	$(31)
Interest rate swaps	-	216	216	170
Foreign exchange swaps	69	-	(69)	(31)
Total	90	217	127	108
Less: current portion	66	93	27	51
Long-term portion	$24	$124	$100	$57

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of (loss) income:

THREE MONTHS ENDED MARCH 31	2015	2014
(MILLIONS)
Energy derivative contracts	$2	$-
Foreign exchange swaps	(10)	-
	$(8)	$-

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive (loss) income:

THREE MONTHS ENDED MARCH 31	2015	2014
(MILLIONS)
Energy derivative contracts	$(6)	$(6)
Interest rate swaps	(46)	(30)
Foreign exchange swaps	4	-
	$(48)	$(36)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive (loss) income:

THREE MONTHS ENDED MARCH 31	2015	2014
(MILLIONS)
Energy derivative contracts	$(7)	$8

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

5.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2015	2014
Revenues
Power purchase and revenue agreements	$109	$35
Wind levelization agreement	2	1
	$111	$36
Direct operating costs
Energy purchases	$(2)	$(6)
Energy marketing fee	(5)	(5)
Insurance services	(7)	(7)
	$(14)	$(18)
Management service costs	$(14)	$(11)

6. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

Three months ended		Year ended
(MILLIONS)	Mar 31, 2015	Dec 31, 2014
Balance, beginning of year	$273	$290
California hydroelectric step acquisition	-	(39)
Revaluation recognized through OCI	-	56
Share of OCI	-	1
Share of net income	3	3
Dividends declared	(8)	(27)
Foreign exchange loss	(12)	(11)
Balance, end of period/year	$256	$273

The following table summarizes certain financial information of equity-accounted investments for the three months ended March 31:

(MILLIONS)	2015	2014
Revenue	$22	$41
Net income	6	1
Share of net income (loss)
Cash earnings	4	7
Non-cash loss	(1)	(6)

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

7.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)	Wind	Other(2)	Total(3)
As at December 31, 2014	$15,210	$3,315	$41	$18,566
Foreign exchange	(794)	(204)	(2)	(1,000)
Additions(4)	34	2	-	36
Acquisitions through business combinations	161	527	229	917
Depreciation	(103)	(54)	(1)	(158)
As at March 31, 2015	$14,508	$3,586	$267	$18,361

(1)       Includes intangible assets, the value of which is not material.

(2)       Includes co-generation and biomass.

(3)       Includes construction work in process (“CWIP”) of $231 million.

(4)       Includes $13 million of development assets acquired during the three months ended March 31, 2015.

8.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2015	2014
Operating accrued liabilities	$124	$131
Interest payable on corporate and subsidiary borrowings	85	44
Accounts payable	40	29
LP Unitholders’ distribution and preferred dividends payable(1)	20	19
Other	30	30
	$299	$253

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

9.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Mar 31, 2015			Dec 31, 2014
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	3.6	$158	5.3	3.8	$172
Series 4 (CDN$150)	5.8	21.6	118	5.8	21.9	129
Series 6 (CDN$300)	6.1	1.7	237	6.1	1.9	258
Series 7 (CDN$450)	5.1	5.5	355	5.1	5.8	388
Series 8 (CDN$400)	4.8	6.9	315	4.8	7.1	344
Series 9 (CDN$400)	3.8	10.2	315	-	-	-
	5.0	7.3	$1,498	5.3	6.7	$1,291
Subsidiary borrowings
North America
United States	5.3	8.1	$3,463	5.3	8.3	$3,468
Canada	5.7	13.8	1,642	5.7	13.8	1,798
	5.4	9.9	5,105	5.4	10.2	5,266
Latin America	7.8	11.5	350	7.3	10.4	189
Europe	4.0	11.7	624	3.5	12.5	594
	5.4	10.2	$6,079	5.3	10.4	6,049
Credit facilities	1.4	4.3	$319	1.4	4.5	401
Total debt			$7,896			$7,741
Add: Unamortized premiums(1)			7			8
Less: Unamortized financing fees(1)			(69)			(71)
Less: Current portion			(417)			(256)
			$7,417			$7,422

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Energy Partners ULC (“BREP Finance”) (Note 13  - Subsidiary public issuers). BREP Finance may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

In March 2015, Brookfield Renewable issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In February 2015, Brookfield Renewable secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, Brookfield Renewable refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. Brookfield Renewable owns a 50%, equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

Credit facilities

Brookfield Renewable’s corporate credit facilities in the amount of $1,280 million mature in June 2019 and the applicable margin is 1.20%. The credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro (€) or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. Refer to Note 15 – Commitments, contingencies and guarantees for further details regarding letters of credit. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

In addition, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility maturing in December 2015, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Mar 31	Dec 31
(MILLIONS)	2015	2014
Authorized credit facilities	$1,480	$1,480
Draws on credit facilities(1)	(113)	(401)
Issued letters of credit	(217)	(227)
Available portion of credit facilities	$1,150	$852

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

During the three months ended March 31, 2015, Brookfield Renewable borrowed $206 million from a subscription credit facility made available by a private fund sponsored by Brookfield. This subscription credit facility is only available to Brookfield Renewable on a limited basis. The facility has an interest rate of LIBOR plus 1.55% and is secured by capital contributed to the private fund.

10.  Income taxes

Brookfield Renewable’s effective income tax rate was 2% for the three months ended March 31, 2015 (2014: 7.4%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

11. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Mar 31	Dec 31
(MILLIONS)	2015	2014
Preferred equity	$667	$728
Participating non-controlling interests - in operating subsidiaries	2,323	2,062
General partnership interest in a holding subsidiary held by Brookfield	54	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,617	2,865
Total	$5,661	$5,714

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the three months
	Shares	dividend	redemption	ended March 31		Mar 31	Dec 31
(MILLIONS)	outstanding	rate	date	2015	2014	2015	2014
Series 1 (CDN$250)	10	5.25%	Apr 30, 2015	$2	$3	$197	$214
Series 3 (CDN$250)	10	4.40%	Jul 31, 2019	2	2	196	214
Series 5 (CDN$175)	7	5.00%	Apr 30, 2018	2	2	137	150
Series 6 (CDN$175)	7	5.00%	Jul 31, 2018	2	2	137	150
	34			$8	$9	$667	$728

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2015, none of the issued Class A Preference Shares have ever been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	14	22	14	-	1	51
OCI	54	187	8	-	10	259
Capital contributions(1)	-	610	-	-	-	610
Distributions	(45)	(89)	(12)	(3)	-	(149)
Other	-	-	-	(11)	(1)	(12)
As at December 31, 2014	$914	$937	$126	$32	$53	$2,062
Net income	(7)	16	3	-	2	14
OCI	(36)	(16)	-	(5)	(4)	(61)
Capital contributions(1)	-	330	-	-	-	330
Distributions	(11)	(22)	-	-	(2)	(35)
Other	-	13	-	-	-	13
As at March 31, 2015	$860	$1,258	$129	$27	$49	$2,323
Interests held by third parties	75-80%	50-60%	25%	24-30%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and fund expenses.

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at March 31, 2015, general partnership units, representing the GP interest and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2014: 2,651,506) and 129,658,623 (December 31, 2014: 129,658,623), respectively.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

Distributions

The composition of the distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2015	2014
General partnership interest in a holding subsidiary held by Brookfield	$1	$1
Incentive distribution	2	1
	$3	$2

Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	$55	$50
	$58	$52

12. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2015, LP Units outstanding were 143,400,603 (December 31, 2014: 143,356,854) including 40,026,986 (December 31, 2014: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three months ended March 31, 2015, 43,749 LP Units (2014: 45,459 LP Units) were issued under the distribution reinvestment plan.

As at March 31, 2015, Brookfield’s direct and indirect interest of 169,685,609 LP Units and Redeemable/Exchangeable partnership units represents approximately 62% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 47% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2015.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three months ended March 31, 2015, Brookfield Renewable declared distributions on its LP Units of $61 million or $0.415 per LP Unit (2014: $51 million or $0.3875 per LP Unit).

The composition of the distribution for the three months ended March 31 is presented in the following table:

(MILLIONS)	2015	2014
Brookfield	$17	$15
External LP Unitholders	44	36
	$61	$51

In February 2015, unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per unit, to take effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

13.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at March 31, 2015:
Current assets	$23	$-	$1,521	$725	$(1,547)	$722
Long-term assets	2,893	657	-	18,957	(3,544)	18,963
Current liabilities	22	8	24	2,373	(1,547)	880
Long-term liabilities	-	-	1,492	9,410	(652)	10,250
Preferred equity	-	667	-	-	-	667
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,323	-	2,323
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,617	-	2,617
As at December 31, 2014:
Current assets	$21	$-	$1,307	$697	$(1,331)	$694
Long-term assets	3,166	717	-	19,148	(3,876)	19,155
Current liabilities	20	9	16	1,954	(1,312)	687
Long-term liabilities	-	-	1,286	9,706	(711)	10,281
Preferred equity	-	728	-	-	-	728
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,062	-	2,062
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,865	-	2,865

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Mar 31, 2015
Revenues	$-	$-	$-	$441	$-	$441
Net income (loss)	15	-	(1)	52	(15)	51
For the three months ended Mar 31, 2014
Revenues	$-	$-	$-	$480	$-	$480
Net income (loss)	38	-	-	125	(38)	125

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 9 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by BREP Finance. See Note 11 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

14.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Latin America and Europe. Brookfield Renewable also operates two co-generation (“Co-gen”) facilities and three biomass facilities. Brookfield Renewable’s Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

Effective January 1, 2015, the geographies by which the Hydroelectric and Wind segments are further evaluated and for which information is disclosed have changed in order to allow the CODM to more effectively evaluate the business in a manner aligned with the continental operating platforms. Accordingly, while information regarding the United States and Canada will continue to be disclosed in a manner consistent with prior periods, these two segments have been further combined into the “North America” segment. The “Latin America” segment includes the former Brazil segment, while the “Europe” segment was not affected as a result of these changes.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies of the December 31, 2014 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests.

Transactions between the reportable segments occur at fair value.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

	Hydroelectric				Wind				Other(1)	Corporate	Total
	North America			Latin	North America
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	Europe
For the three months ended
March 31, 2015:
Revenues	$191	$106	$297	$45	$20	$31	$51	$41	$7	$-	$441
Adjusted EBITDA	127	104	231	31	10	26	36	39	4	(3)	338
Interest expense - borrowings	(41)	(16)	(57)	(4)	(9)	(8)	(17)	(7)	-	(20)	(105)
Funds From Operations prior to
non-controlling interests	85	88	173	24	1	18	19	31	4	(37)	214
Cash portion of non-controlling
interests	(31)	(2)	(33)	(3)	(3)	-	(3)	(14)	-	(8)	(61)
Funds From Operations	54	86	140	21	(2)	18	16	17	4	(45)	153
Depreciation	(49)	(20)	(69)	(34)	(16)	(17)	(33)	(21)	(1)	-	(158)
For the three months ended
March 31, 2014:
Revenues	$206	$98	$304	$89	$29	$39	$68	$-	$19	$-	$480
Adjusted EBITDA	151	79	230	73	16	35	51	-	11	(5)	360
Interest expense - borrowings	(39)	(16)	(55)	(5)	(10)	(10)	(20)	-	-	(21)	(101)
Funds From Operations prior to
non-controlling interests	110	63	173	62	6	25	31	-	11	(37)	240
Cash portion of non-controlling
interests	(35)	-	(35)	(4)	(7)	-	(7)	-	-	(9)	(55)
Funds From Operations	75	63	138	58	(1)	25	24	-	11	(46)	185
Depreciation	(37)	(20)	(57)	(34)	(18)	(16)	(34)	-	(1)	-	(126)

(1)            Includes Co-gen.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	Notes	2015	2014
Revenues	5	$441	$480
Other income		27	3
Share of cash earnings from equity-accounted investments	6	4	7
Direct operating costs		(134)	(130)
Adjusted EBITDA		338	360
Interest expense - borrowings	9	(105)	(101)
Management service costs	5	(14)	(11)
Current income tax expense	10	(5)	(8)
Funds From Operations prior to non-controlling interests		214	240
Less: cash portion of non-controlling interests
Preferred equity	11	(8)	(9)
Participating non-controlling interests - in operating
subsidiaries	11	(53)	(46)
Funds From Operations		153	185
Add: cash portion of non-controlling interests	11	61	55
Depreciation	7	(158)	(126)
Unrealized financial instruments loss	4	(8)	-
Share of non-cash loss from equity-accounted investments	6	(1)	(6)
Deferred income tax recovery (expense)	10	6	(2)
Other	3	(2)	19
Net income		$51	$125

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric				Wind energy					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
As at March 31, 2015:
Property, plant and
equipment, at fair value	$7,883	$4,721	$12,604	$1,904	$1,188	$1,029	$2,217	$318	$1,051	$267	$-	$18,361
Total assets	8,416	4,938	13,354	2,078	1,264	1,065	2,329	340	1,182	275	127	19,685
Total borrowings	2,817	1,058	3,875	400	616	572	1,188	137	613	16	1,605	7,834
Total liabilities	4,314	1,980	6,294	556	758	800	1,558	145	820	19	1,738	11,130
For the three months ended
March 31, 2015:
Additions to property, plant
and equipment	10	6	16	179	1	-	1	318	210	229	-	953
As at December 31, 2014:
Property, plant and
equipment, at fair value	$7,922	$5,168	$13,090	$2,120	$1,203	$1,137	$2,340	$-	$975	$41	$-	$18,566
Total assets	8,463	5,286	13,749	2,287	1,292	1,164	2,456	-	1,108	43	206	19,849
Total borrowings	2,814	1,155	3,969	189	621	629	1,250	-	583	-	1,687	7,678
Total liabilities	4,345	2,214	6,559	300	706	865	1,571	-	747	1	1,790	10,968
For the year ended
December 31, 2014:
Additions to property, plant
and equipment	1,415	40	1,455	19	10	17	27	-	1,129	-	-	2,630

(1)            Includes Co-gen and biomass.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

15.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. During the three months ended March 31, 2015 Brookfield Renewable completed the acquisition of 368 MW in renewable power generation facilities. The acquisition of a 120 MW hydroelectric facility, expected to generate 527 GWh annually, is expected to close in the second quarter of 2015, subject to regulatory approvals and closing conditions. The acquisition is being pursued with our institutional partners, and Brookfield Renewable will retain an approximate 40% controlling interest.

The remaining development project costs on three hydroelectric projects in Brazil totaling 72 MW and a 12 MW wind facility in Ireland are expected to be $264 million. The wind facility in Ireland is expected to be fully operational in 2015, and the hydroelectric projects in Brazil in 2017.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at March 31, 2015, letters of credit issued by Brookfield Renewable along with institutional investors were $115 million (2014: $125 million).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes

16.  subsequent eventS

In April 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% ($0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the May 1, 2015 to July 31, 2015 dividend period will be paid at an annual rate of 3.148% (C$0.198367 per share), payable on July 31, 2015).

On May 5, 2015, an affiliate of Brookfield, on behalf of a consortium of investors that would, if successful, include Brookfield Renewable, pre-qualified for the Colombian government’s sale process relating to its controlling stake in Isagen, Colombia’s second largest energy generator.

Brookfield Renewable Energy Partners L.P.	Q1 2015 Interim Consolidated Financial Statements and Notes